UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ROYAL DUTCH SHELL PLC: Shell-BG Recommended Combination Receives Brazilian
Antitrust Clearance

THE HAGUE, July 24, 2015/PRNewswire-FirstCall/ --
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT
LAWS OF SUCH JURISDICTION

Royal Dutch Shell plc ("Shell") (NYSE:RDS.A) (NYSE:RDS.B) today announced that its recommended combination with BG Group plc ("BG") has received unconditional merger clearance from the Brazilian competition authority (CADE), satisfying the first of the pre-conditions to the combination. Other pre-conditions include merger clearances in Australia, China and Europe.
Commenting on CADE clearance Shell CEO, Ben van Beurden, said: "The addition of
BG's competitive deep water Brazil position to Shell's global portfolio is one of the main strategic drivers for the combination. Securing CADE approval at this early stage is a significant deal milestone and reflects not only Shell's thorough preparation but also the professionalism and efficiency of the
Brazilian authorities."
Following comments made in June, when the recommended combination cleared its first antitrust hurdle in the United States, van Beurden also today re-confirmed the filing process is well underway in the remaining pre-conditional and other jurisdictions, and the recommended combination remains on track to complete in early 2016.  The pre-conditions and conditions to the combination are set out in the 8 April deal announcement.
Additional Information
This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Shell-BG combination or otherwise, nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Shell-BG combination in any jurisdiction in contravention of applicable laws.
This announcement does not constitute a prospectus or prospectus equivalent document.
Overseas jurisdictions
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. The information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
Forward looking statements
This announcement contains certain forward looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements including statements as to the expected progress of the Shell-BG combination. Forward looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Readers should not place undue reliance on forward looking statements. Each forward looking statement speaks only as of the date of this announcement. The Shell group does not undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results, performance and events could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.
In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Shell at: http://www.shell.com

    Enquiries:

    Shell
    Shell Media Relations
    International:   +44(0)207-934-5550
    Americas:        +1-713-241-4544

    Shell Investor Relations
    Europe:          +31-70-377-4540
    North America:   +1-832-337-2034

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Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this report “Shell”, “Shell group” and
“Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
“we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’,
“Shell subsidiaries” and “Shell companies” as used in this report refer to companies over which Royal Dutch Shell plc  either directly or indirectly has control. Companies over which Shell has joint control are generally referred to
“joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this report, joint ventures and associates may also be referred to as
“equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by
Shell in a venture, partnership or company, after exclusion of all third-party interest.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’,
‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’,
‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’
and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and
www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this report and should be considered by the reader.
Each forward-looking statement speaks only as of the date of this report, July
27, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

We may have used certain terms, such as resources, in this report that United
States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 27 July 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary